[JAKKS Letterhead]

October 3, 2006

VIA FAX (202-772-9202)
AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Claire Erlanger

Re:
JAKKS Pacific, Inc. and its Subsidiaries (collectively, the "Company")
The filings (i) Form 10-K for the year ended December 31, 2005, filed March 16, 2006; (ii) Form 10-Q for the quarter ended March 31, 2006, filed May 2, 2006; and (iii) Form 10-Q for the quarter ended June 30, 2006, filed August 7, 2006 (collectively, the “Filings”)

Dear Ms. Erlanger:

This letter shall serve to respond to the questions and comments contained in the Commission's letter to the Company dated October 2, 2006 regarding its review of the Filings.

We have prepared our responses in the order contained in the Commission's letter.

Form 10-K for the year ended December 31, 2005

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies - Stock Option Plans, page 48

1.  We note from your response to our prior comment 3 that the option repricings took place in October 2000 and you currently use the variable method to account for these options. Please revise your disclosure in future filings to clarify the nature of these option repricings and the amount of compensation expense recognized based on accounting for the options using the variable method.

We will disclose in all future applicable filings the nature of the option repricings and the amount of compensation expense recognized based on accounting for the options using the variable method.

Note 14. Common Stock, Preferred Stock and Warrants, page 61

2.  We note from your response to our prior comment 7 that the 396,000 shares of restricted stock were earned during 2004. Please tell us when these shares of stock were considered outstanding for purposes of basic earnings per share calculations and tell us where the shares are included in the column on the statements of stockholders’ equity titled “common stock, number of shares.”

The following table reflects the vesting of the restricted stock grants and reconciles to the common stock share amounts on the line items captioned “Restricted stock grants” on the statements of stockholders’ equity for the years ended December 31, 2004 and 2005:

Grant Date	Earned in 2003	Earned in 2004		Total
		Officers	Directors
March 27, 2003	636,000	60,000	-0-	696,000
January 2, 2004	-0-	336,000	4,000	340,000
Total	636,000	396,000	4,000

These shares of stock were considered outstanding on the grant date for purposes of basic earnings per share calculations.

Other

3.  The Company acknowledges that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been helpful in answering the questions contained in your letter. Of course, if you have any further comments or require any further information, please do not hesitate to call.

Very truly yours,

Joel M. Bennett
Chief Financial Officer